

September 13, 2007

Ms. Elaine K. Roberts
President and Chief Financial Officer, Oppenheimer Holdings, Inc.
P.O. Box 2015, Suite 1110
20 Eglinton Avenue West
Toronto, Ontario, Canada M4R 1K8

Re: **Oppenheimer Holdings, Inc.**
                Form 10-K for the fiscal year ended December 31, 2006
                Form 10-Q for the quarter ended June 30, 2007
                File No. 1-12043

Dear Ms. Roberts:

        We have reviewed your filing and have the following comments. We have limited our review to only MD&A disclosures, disclosures concerning mortgage backed securities, and disclosure controls and procedure and will make no further review of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the period ended December 31, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates,
Loans and Allowances for Doubtful Accounts, page 30

1. We note that customer receivables are stated net of allowance for doubtful accounts; however, it is not clear from your disclosure what factors you use to determine the amount of your allowance. Please enhance this disclosure to clearly identify these factors so your reader can understand what could impact this calculation. Additionally, please include a roll forward of your allowance in future filings as required by Rule 5-04 of Regulation S-X.

Results of Operations, page 40

2. We note your analysis of revenues for 2006 compared to 2005. Please revise future filings to provide better insight by quantifying the underlying reasons for changes in each of your segments. To the extent that multiple factors contribute to the changes in one or more of these customer groups, you should quantify the impact of each factor, where possible. For example, on page 41, your current disclosure states that interest increased due to higher interest rates, increase stock loan activity and higher debt carrying costs; however, it is unclear how much each of these factors contributed to the total change in revenues. We remind you that one of the primary objectives of MD&A is to provide your readers with information about the quality and potential variability of your earnings and cash flows, so that your readers can ascertain the likelihood that past performance is indicative of future performance. We also remind you that you must disclose known material trends and uncertainties to provide your readers with a view of your company through the eyes of management. Refer to Item 303(a)(3)(iii) of Regulation S-K, and to our Release 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm.

Regulatory Environment, page 34

3. We note that you have set aside reserves that you believe should address your financial exposure with respect to the matters relating to market timing activities brought by the NYSE. Tell us and in future filings please disclose the reasonably possible additional range of loss, if any, relating to the litigation and the amount of your reserve.

4. We note that the NASD has issued a disciplinary complaint regarding the breakpoint survey and you have indicated that this complaint represents the initiation of a formal proceeding by the NASD in which the allegations have not been heard or determined and does not represent a decision as to any of the allegations contained in the complaint. Please disclose in future filings, if material, the potential loss or range of loss or why you are unable to do so. Also, if applicable, please indicate the amount of any reserve you may have recorded for this action.

Item 9A. Controls and Procedures, page 93

5. We note that your "management, including [your] Chief Executive Officer and [your] Principal Financial Officer, concluded that [your] disclosure controls and procedures were effective in timely alerting management," … "of material information about the Company required to be included in periodic SEC filings." Please confirm to us, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that the information required to be disclosed by you in reports that you file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Refer to Exchange Act Rule 15d-15(e).

Form 10-Q for the quarter ended June 30, 2007

Regulatory Environment, page 27

6. We note that on April 16,2007 you received an invitation from the NYSE to make a "Wells Submission" with respect to your activities as a broker-dealer and as a clearing firm in connection with your supervision of your securities lending activities including, but not limited to, failing to detect and prevent stock loan personnel from engaging in business dealing with finders in violation of your policy and that any disciplinary proceeding brought against you in relation to that could result in financial penalties. Please disclose in future filings your potential range of loss or tell us why you are unable to do so. Also, if applicable, please indicate the amount of any reserve you may have recorded for this action.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732 or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief